July 16, 2010

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Your letter dated June 18, 2010 (the June 18, 2010 Comment Letter) Regarding Rockwell Collins, Inc. File No. 001-16445 Form 10-Q: For the quarterly period ended March 31, 2010 (our Form 10-Q)

Dear Mr. Shenk:

On behalf of Rockwell Collins, Inc. (the Company), we respond to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) dated June 18, 2010 with respect to our previous response letter dated May 5, 2010 and with respect to our above referenced filing.  Our response to the June 18, 2010 Comment Letter is being submitted on July 16, 2010 in accordance with the revised due date previously agreed to with Mr. Jeffrey Sears.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the June 18, 2010 Comment Letter.  The Company’s responses are presented below each comment under the heading “Response.”

Form 10-Q: For the quarterly period ended March 31. 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1.
We have reviewed your response to our prior comment six, as well as the significantly expanded MD&A disclosure regarding segment results in your Form 10-Q for the quarterly period ended March 31, 2010.  Your discussion of segment costs primarily focuses on the impact that fluctuations in certain identified costs had on your segments’ operating earnings, without quantification of the actual amounts recognized for those costs.  In this regard, we believe that quantification of the amount of costs recognized, rather than solely the change in such amounts, would enhance your overall discussion of segment results and provide additional context with regard to the significance of those changes which you have identified.  For example, in your comparative analysis of Government Systems operating earnings for the three months ended March 31, 2010 and March 31, 2009, you state that the segment realized incremental earnings of $25 million from higher overall sales.  We believe your disclosure could be enhanced by (a) quantifying the actual amount of costs directly attributable to products and services sold during each period and (b) discussing the factors, such as the changes in sales volume and/or acquisitions, which impacted the total costs incurred/recognized.  Similarly, we believe that your disclosure would be more meaningful if, for each reporting period, you quantified the amounts recognized for items such as warranty costs and employee incentive compensation costs, rather than solely citing the change in the amounts recognized for those items. Please expand your MD&A disclosure to quantify the amounts recognized for each material classification of costs incurred by your segments, including each individually material component of cost of sales.  In addition, please specifically identify and, as appropriate, analyze those factors that have directly impacted your segments’ operating margin percentages, if not already apparent from your discussion and analysis of the fluctuations in each segment’s revenue and costs.  Provide us with your proposed expanded disclosure as part of your response.

Response:
We acknowledge the Staff’s comment and confirm that beginning with our Form 10-Q for the quarter ended June 30, 2010, future MD&A disclosures related to segment results will include quantitative and qualitative context surrounding segment costs. Following is an illustrative example of our proposed revised MD&A disclosure for segment operating results utilizing our most recently filed Form 10-Q for the quarter ended March 31, 2010.  The illustrative example below is for the Government Systems segment.  The unbolded text represents the original disclosure as filed. The bolded text highlights the proposed additional disclosure.  The strikethrough lines relate to deleted text.

—————————————————Begin Proposed Revised Disclosure——————————————————

Government Systems Segment Operating Earnings

	Three Months Ended
	March 31
(dollars in millions)	2010	2009
Segment operating earnings	$150	$145
Percent of sales	21.6%	23.7%

Government Systems operating earnings increased 3 percent to $150 million, or 21.6 percent of sales, for the three months ended March 31, 2010 compared to operating earnings of $145 million, or 23.7 percent of sales, for the same period one year ago.  The $5 million increase in Government Systems operating earnings was primarily due to the following:

~~•~~	~~Incremental operating earnings of $25 million from higher overall sales as discussed in the Government Systems Sales section above.~~

•
The increase in sales volume discussed in the Government Systems Sales section above resulted in incremental operating earnings of $25 million and a $61 million increase to costs.  The increase to costs was primarily due to the $78 million of revenue from the DataPath acquisition.  Operating earnings were favorably impacted by a change in contract mix including higher tanker transport program revenues as discussed in the Government Systems Sales section above.

•
A $6 million increase to operating earnings related to non-cash adjustments to reduce warranty reserves for tanker transport aircraft programs.  Government Systems recorded a $5 million reduction to warranty expense during the three months ended March 31, 2010 as the favorable non-cash adjustment exceeded product warranty costs during the period. Government Systems warranty expense was $1 million during the same period of 2009.

•
A decrease in operating earnings of $13 million attributable to the combined impact of higher employee incentive compensation costs and an increase in defined benefit pension expense.  For the three months ended March 31, 2010, employee incentive compensation cost and defined benefit pension expense totaled $9 million for the Government Systems segment, compared to $4 million of income for these items during the same period of 2009.  See the Cost of Sales section and Retirement Plans section for further discussion of the higher employee incentive compensation and pension expense, respectively.

•
A $7 million reduction in operating earnings related to higher company-funded R&D expense, as explained in the Cost of Sales section above.  For the three months ended March 31, 2010, company-funded R&D expense was $31 million for the Government Systems segment compared to $24 million for the same period of 2009.

•	A $6 million unfavorable non-cash adjustment related to certain simulation and training solution contracts.

The decline in Government Systems operating earnings as a percent of sales was primarily due to higher employee incentive compensation, pension, and company-funded R&D expenses explained above, as well as lower margin revenues from DataPath.

—————————————————End Proposed Revised Disclosure——————————————————

Please also note the proposed disclosures in the example above focus on the Government Systems segment for illustrative purposes only.  Where appropriate, we will quantify the actual amount of costs recognized in other sections of our MD&A disclosure and will refrain from solely focusing on the changes in the amounts recognized.

Financial Condition and Liquidity

Cash Flow Summary

Operating Activities, page 33

2.
Please refer to your response to our prior comment seven and the revised disclosure that was included in your Form 10-Q for the quarterly period ended March 31, 2010.  We acknowledge that your revised discussion of cash provided by operating activities places greater emphasis on actual cash receipts and cash disbursements.  However, it primarily addresses the change in the amounts reported in your statement of cash flows, while providing only a limited analysis of the actual amounts of cash generated from operations in each reporting period.  Please expand your disclosure to provide a more comprehensive analysis of the actual cash provided by operating activities for each reporting period.  For each reporting period, your expanded disclosure should identify, quantify and discuss the material sources and uses of cash, such as collections of receivables, receipts of customer advances, purchases of inventory, contributions to pension plans, payments for operating expenses, and/or other amounts, as applicable.  Please provide us with your proposed expanded disclosure as part of your response.

Response:
We acknowledge the Staff’s comment and confirm that beginning with our Form 10-Q for the quarter ended June 30, 2010, future MD&A disclosures related to cash flow from operating activities will include more analysis on the actual amounts of cash generated from operations and related cash disbursements in each reporting period.

Please also note the following:

•
As shown in our revised disclosure below, we appreciate that a user of our MD&A may find value in additional context. We also considered that MD&A in general should be expressed “through the eyes of management”. We generally manage cash flow from operating activities via goals surrounding changes in working capital.

•
We have elected to report our statement of cash flows via the indirect method as allowed per Accounting Standards Codification 230, Statement of Cash Flows.  The indirect method is also used for internal management reporting purposes.  Management does not use the direct method for internal reporting.  We will, however, place greater emphasis on actual cash receipts and disbursements in future MD&A filings and will utilize available information surrounding gross cash receipts from customers and cash disbursements for inventory purchases and other operating expenditures.

•
As we prepared our MD&A disclosure and analysis of operating cash flows for the six months ended March 31, 2010 in comparison to the same period of 2009, we analyzed other elements of cash flow such as gross cash disbursements for inventory and other operating expenses, but ultimately determined that the incentive compensation payments and cash receipts from customers cited in the proposed revised disclosure below were the most significant differences between the two periods. We will continue to identify, quantify and discuss the material sources and uses of cash in future filings.

Following is our proposed revised MD&A disclosure regarding cash flow from operating activities utilizing our most recently filed Form 10-Q for the quarter ended March 31, 2010. The unbolded text represents the original disclosure as filed. The bolded text highlights the proposed additional disclosure.

—————————————————Begin Proposed Revised Disclosure——————————————————

	Six Months Ended
	March 31
(in millions)	2010	2009
Cash provided by operating activities	$280	$137

The increase in cash provided by operating activities during the six months ended March 31, 2010 compared to the same period last year was primarily due to the following:

•
Payments for incentive pay decreased $113 million in 2010 compared to 2009. Incentive pay is expensed in the year it is incurred and paid in the first fiscal quarter of the following year. During the first six months of 2009, $113 million was paid for employee incentive pay costs incurred during 2008. For the full fiscal year 2009, no incentive pay costs were incurred; accordingly, there was no 2010 payment for incentive pay.

~~•~~
~~Cash receipts from customers increased $37 million for the first six months of 2010 compared to the same period in 2009.  Strong working capital management of receivables and customer advances, resulted in a $64 million increase of customer cash receipts in 2010 compared to 2009 partially offset by $27 million of lower sales volume.~~

•
Cash receipts from customers increased $37 million to $2,254 million for the first six months of 2010 compared to $2,217 million for the same period in 2009.  Strong working capital management of receivables and customer advances, partially offset by $27 million of lower sales volume, resulted in the increase in receipts.

•
Payments for income taxes decreased $23 million during the first six months of 2010 to $54 million, compared to $77 million of income tax payments during the same period of 2009, primarily due to lower taxable income in 2010.

•	Pension plan contributions increased $21 million during the first six months of 2010 to $105 million compared to $84 million of contributions during the same period of 2009.

—————————————————End Proposed Revised Disclosure——————————————————

*****

If you require additional information, please contact Marsha Schulte, Vice President, Finance and Controller, at (319) 295-7102.  You may also contact me at (319) 295-7210.

Sincerely,

/s/ Patrick E. Allen
Patrick E. Allen
Senior Vice President and Chief Financial Officer
Rockwell Collins, Inc.